Filed Pursuant To Rule 433

Registration No. 333-180974

December 6, 2013

Does Gold Have Any Appeal Amid Freefall?

Transcript of Interview with Kevin Quigg posted on theStreet.com December 5, 2013

Joe Deaux:

Gold prices are seeing another day of tumbling. Hi, I’m Joe Deaux with The Street. Here today with Kevin Quigg, global head of strategy at State Street. Kevin, it’s great to have you back in the studio.

Kevin Quigg, Global Head of ETF Sales Strategy, State Street Bank & Trust:

It’s wonderful to be here Joe, thank you.

Deaux:

So Kevin, you follow gold and GLD, the ETF, very closely. People are wondering what we are going to expect from ETFs and the gold price in 2014.

Quigg:

Well, I think the first point to make is that you’ll see the exact same thing from the ETF and the gold price because the SPDR Gold Shares is backed by physically allocated gold at the HSBC vault in London. I really think gold, like anything else, derives its prices from supply and demand. And I think often times people like a binary explanation, but gold, unfortunately isn’t that simple. I think what we’ve seen more recently is the traditional strong seasonality of the gold market is not exhibiting itself this year. So traditionally, as we enter in the Indian festival season followed by Christmas, followed by the Chinese New Year, followed by Valentine’s Day, you see some seasonality in the jewelry market place.

Deaux:

We’re just not seeing it.

Quigg:

On the Indian side we haven’t seen it so far. With that being said, that’s not to say we won’t see it, but again, from a supply and demand perspective, you’ll see the same five factors that always affect gold price.

Deaux:

Sure.

Quigg:

Number one, the balance of supply and demand. So we talked a little bit about the demand side from jewelry. You’re also seeing central banks being net buyers, continuing to be net buyers. You’re also seeing some increase in manufacturing. On the supply side, you’re seeing sort of benign or to very little increase in manufacturing production. But at the same time with the price drawing back, you are seeing a decrease in the recycling so that the supply side might be a bit challenged in the coming year.

Deaux:

Sure.

Quigg:

The second factor you need to look to is inflation. What are you thinking about from an inflationary scenario? And that’s not just U.S. inflation, that’s global inflation and more importantly the perception of it. A number three is your view on currency, again, particularly the dollar. As the dollar comes challenges that tends to present and environment in which gold does well.

Deaux:

Sure. And despite all of these facts, we still see, we’re down more than 25% this year in the gold price. 2014 most of the major banks have price points that are much lower. Essentially, it’s not looking good for the asset class. And so I’m wondering, despite the number of reasons that we can argue for gold, right? Inflation, sure, it still might be on the table – it hasn’t popped up. You know a number of other things. I mean, really though, what do we have to say out there to convince people that yes, putting a little bit of your money in gold is worth doing next year as opposed to putting it in stocks which, you know, appear to just not want to stop going higher.

Quigg:

Sure, well two things that it says, number one, on an ongoing basis, and this is statistically proven, that a 4 to 10% allocation of gold, or SPDR Gold Shares, will increase performance in a portfolio and decrease volatility. Looking out into the market place, I’d probably look back. We are at the five year anniversary of the global financial crisis and what was the asset of last resort that did well in that period? It was gold when other areas were struggling. I would like to have a magic ball and say I knew everything that was going to happen in the market over the next year. I don’t. Most investors don’t. And if that’s the scenario, you should have an ongoing allocation to gold.

Deaux:

So final question, do you see though, gold probably going further down in 2014 like many of the experts are saying?

Quigg:

Well, I think that there is again, a lot of factors that people can’t quite put their hands on. And again, the biggest factor probably is the uncertainty in the market place. We think there has been resolution to the debt ceiling; we think there are a lot of things that will become resolved. But unfortunately, uncertainty tends to rear its head when you least expect it. And that again is an environment in which gold has traditionally done well and, put it another way, as you’ve noted this year, the equity markets are up over 25%, gold is down over 30% compared to its high. Which seems like a relatively better buy right now?

Deaux:

Alright, well Kevin Quigg as always thanks so much.

Quigg:

Thanks Joe for having me.

Deaux:

For The Street, I’m Joe Deaux.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.